02047069

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended August 19, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

Élan

Elan Corporation, plc
(The "Company")

Notice of Annual General Meeting
To be held on August 19, 2002

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, please immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisor (being, in the case of shareholders in Ireland, an adviser authorised or exempt under the Investment Intermediaries Act, 1995, and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the United Kingdom Financial Services Act, 1986).

If you have sold or otherwise transferred all of your shares in the Company, you should at once pass this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

To holders of Ordinary Shares and "B" Executive Shares and, for information only, to holders of Executive Shares.

To holders of Ordinary Shares and "B" Executive Shares and, for information only, to holders of Executive Shares.

Dear Shareholder

The annual general meeting (the "Meeting") of the Company will be held at the Burlington Hotel, Dublin 4, Ireland on August 19, 2002 at 10.30am. The notice of the meeting is attached.

In addition to the ordinary business to be transacted at the meeting which is referred to in Resolutions 1 to 7, the Directors propose that special business as set out in Resolutions 8 to 14 in the notice be transacted at the Meeting for the purpose as set out below.

RESOLUTION 8

Resolution 8 will give the Directors general authority under Section 20 of the Companies (Amendment) Act 1983 for a period of 5 years to allot shares up to an amount equal to the authorised but unissued share capital of the company at the close of business on the date of the meeting. According to certain corporate governance guidelines it is considered best practice to renew this authority annually.

RESOLUTION 9

Resolution 9 would enhance our existing employee stock option plan by increasing the number of options we can grant by 7.5 million (equivalent to 2.1% of the current issued share capital) and by removing the restriction which currently limits the offering of a further 7.5 million shares to employees of newly acquired companies and businesses, as the Company does not currently plan to grow primarily through acquisition. The Board reviewed and approved this proposal at their board meeting on April 29, 2002. The Board Compensation Committee believe strongly that availability of a stock option plan is critical in aligning the interests of employees and shareholders.

RESOLUTION 10

Resolution 10 will give the Directors power under Section 24 of the Companies (Amendment) Act of 1983 to allot shares for cash without first offering them to holders of Ordinary Shares pro rata to their respective shareholdings. Resolution 10 is conditional on the passing of Resolution 8 and similarly follows the established best practice of renewing such authority on an annual basis.

RESOLUTION 11

Resolution 11 would amend the Company's Articles of Association to allow the Company to offer our shareholders annual reports and other investor materials via electronic media where shareholders have consented to communication in that form.

RESOLUTIONS 12 AND 13

These Resolutions deal with the Company's ability to purchase and sell its own shares. Resolution 12 would authorise the Company and its subsidiaries, until the earlier of the date of the next annual general meeting or February 18, 2004, to purchase at a price in line with the formula laid out in the text of the Resolution up to 15% of the Company's own shares in issue as of the date of this year's AGM. Resolution 13 would set the price range within which the Company may re-issue treasury shares off-market at a price in line with the formula laid out in the text of the Resolution.

RESOLUTION 14

Resolution 14 would amend the Articles of Association of the Company to provide for the retirement of the Chairman in line with all other directors.

HOW TO BE REPRESENTED AT THE MEETING

Your vote is important, regardless of the number of shares you own. We encourage you to vote your shares as soon as possible by completing, signing and returning the enclosed proxy form in the envelope provided. Please note the following deadlines for voting by proxy:

- Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR depositary, the Bank of New York, no later than Tuesday August 13, 2002. Details of how to vote by telephone or over the internet are also provided on the proxy form.
- Holders of American Depositary Shares in street name accounts should follow the instructions provided by their bank or broker custodian.
- Proxies representing registered holders of Ordinary Shares must be received by the registrar, ComputerShare Services (Ireland) Limited, no later than 48 hours before the start of the meeting.

Returning the proxy form will not preclude a registered holder of Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

The Directors consider the Resolutions to be in the best interest of the Company and unanimously recommend shareholders to vote in favour of each one. The Directors, who own 0.6% of the Company (2,018,677 Ordinary Shares) see their interests as directly aligned with fellow shareholders and will vote to pass each Resolution.

Yours faithfully

Garo H. Armen, Chairman
July 11, 2002
Lincoln House, Lincoln Place, Dublin 2, Ireland

YOUR VOTE IS IMPORTANT

If you have any questions about how to vote your shares, Please contact the firm assisting us with the solicitation of proxies:

INNISFREE M&A INCORPORATED
Toll-free from the US and Canada : 877-750-9498
Free-phone from Ireland and the UK : 800-4664-7000
(Banks and brokers call collect: 212-750-5833)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Burlington Hotel, Dublin 4, Ireland on August 19, 2002 at 10.30a.m. for the purpose of transacting the following business:

AS ORDINARY BUSINESS:

1. To receive and consider the Financial Statements for the year ended December 31, 2001 together with the Reports of the Directors and Auditors thereon.
2. To re-elect Dr. Alan Gillespie who retires from the Board by rotation as a Director of the Company.
3. To re-elect Mr. Kieran McGowan who retires from the Board by rotation as a Director of the Company.
4. To re-elect Dr. Dennis Selkoe who retires from the Board by rotation as a Director of the Company.
5. To re-elect Mr. Richard Thornburgh who retires from the Board by rotation as a Director of the Company.
6. To re-elect Mr. Daniel Tully who retires from the Board by rotation as a Director of the Company.
7. To authorise the Directors to fix the remuneration of the Auditors.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions:

A. As Ordinary Resolutions

8. That the Directors be and are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on August 18, 2007 unless previously renewed, varied or revoked by the Company in general meeting. Provided however, that the Company may make an offer or agreement before the expiry of this authority which would or might require any such securities to be allotted or issued after this authority has expired and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

9. That the Elan Corporation, plc 1999 Stock Option Plan (2002 Amendment and Restatement) (the "2002 Amendment") being set out in Appendix A to the Notice of this Meeting and as presented by the Chairman be approved and adopted. The 2002 Amendment amends the Elan Corporation, plc 1999 Stock Option Plan (the "1999 Plan") in that the number of shares over which options may be granted has been increased from 30,000,000 to 37,500,000 and that the full amount be available for normal option grants. The 2002 Amendment was adopted by the Board on April 29, 2002 subject to shareholder approval.

B. As Special Resolutions

10. That, subject to the passing of Resolution 8 in the notice of the Meeting, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983, to allot equity securities (as defined in Section 23 of that Act) for cash pursuant to the authority conferred by the said Resolution 8 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or November 18, 2003 unless previously renewed, varied or revoked, and the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

11. That the Articles of Association be and they are hereby amended:

(a) by the amendment of Article 2 by the deletion of the definition of "The Acts" and "In writing" and the insertion of the following new definitions:

The Acts: The Companies Acts, 1963 to 2001 and every statutory modification or re-enactment thereof for the time being in force.

Address: includes any number or address used for the purposes of communication by way of electronic mail or other Electronic Communication.

Advanced Electronic Signature: has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time).

Electronic Communication: has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time).

Electronic Signature: has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time).

In writing: Written, printed, photographed or lithographed or visibly expressed in all or any of those or any other modes of representing or reproducing words provided that it shall not include writing in electronic form except as provided in these Articles and/or where it constitutes writing in electronic form sent to either the Company or a member of the Company, the Company or member of the Company has agreed to receipt in such form.

(b) by the insertion in the third line of Article 32 after the word "writing" of the following words:

"(including writing in electronic form)...."

(c) by the insertion in the third line of Article 107 after the word "Members" of the following words:

"or by sending the same by electronic mail or other form of Electronic Communication approved by the Directors to the address of any member notified to the Company by the member for such purpose."

(d) by the insertion in the last line of Article 107 after the word "holding" of the following words:

"(or in the case of a notice sent by electronic mail, to the address in respect of the joint holding notified to the Company by the joint holders for such purpose)...."

(e) by the addition of the following words at the end of Article 108:

"or shall be entitled to receive notices by electronic mail, or other form of Electronic Communication approved by the Directors, to be sent to an address notified to the Company by the member for such purpose."

(f) by the insertion in the third line of Article 109 after the word "member" of the following words:

"or, in the event of a notice given or delivered by electronic mail, or other form of Electronic Communication approved by the Directors, if sent to the address notified by the member to the Company for such purpose,..."

(g) by the addition of the following sentence at the end of Article 110:

"Where a notice or other document is served by electronic mail, or other form of Electronic Communication approved by the Directors, such notice or other document shall be deemed to have been served forty-eight (48) hours after the despatch of the Electronic Communication and a transmission report shall be conclusive evidence thereof."

(h) by the addition of the following words at the end of Article 111

"or in the case of a notice in electronic form the signature may be an Electronic Signature, Advanced Electronic Signature or otherwise as the Directors may approve."

12. That, subject to the provisions of the Companies Act, 1990 (the "1990 Act") and, in particular, Part XI thereof, the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the 1990 Act) of shares of any class of the Company ("Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the 1990 Act and the following restrictions and provisions:

(a) the minimum price which may be paid for any Shares shall be the nominal value thereof;

(b) the maximum price which may be paid for any Share (a "Relevant Share") shall be the higher of the nominal value thereof and an amount equal to 105 per cent of the average of the relevant prices of the Shares of the same class as the Relevant Share in respect of each of the five Trading Days immediately preceding the day on which the Relevant Share is purchased;

(c) the aggregate nominal value of the Shares purchased under this resolution must not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(d) for the purposes of this Resolution the following expressions have the following meanings:

(i) "Relevant Price" means in respect of any Trading Day, the closing price on the Exchange of a Share of the same class as the Relevant Share for such Trading Day;

(ii) The "Exchange" means the Irish Stock Exchange Limited or any successor or successors thereof and;

(iii) "Trading Day" means a day on which trading has taken place on the Exchange in Shares of the same class as the Relevant Share.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or February 18, 2004, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

13. That, subject to the provisions of the Companies Act, 1990 (the "1990 Act") including, in particular, Part XI thereof, for the purposes of Section 209 of the 1990 Act the re-issue price range at which any treasury shares (as defined by Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Relevant Price; provided that no treasury share shall be re-issued at less than the nominal value thereof.

For the purposes of this resolution the following expressions have the following meanings:

(i) "Relevant Price" means the average of the closing prices on the Exchange of a Share of the same class as the treasury share which is to be re-issued for the five Trading Days immediately preceding the day on which the treasury share is to be re-issued;

(ii) The "Exchange" means the Irish Stock Exchange Limited or any successor or successors thereof; and

(iii) "Trading Day" means a day on which trading has taken place on The Exchange in Shares of the same class as the treasury shares which are to be re-issued.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or February 18, 2004, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.

14. That, with effect from the conclusion of this Annual General Meeting, the Articles of Association be and they hereby are amended by the deletion of the words "(other than the Chairman)" from Article 58.

Dated July 11, 2002

By Order of the Board

Liam Daniel, Secretary

Lincoln House, Lincoln Place, Dublin 2, Ireland

NOTES

(a) A member entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

(b) Forms of Proxy, to be valid, must reach the Registrars to the Company; Computershare Services (Ireland) Limited, Heron House, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the time appointed for the holding of the Meeting.

Appendix A

Elan Corporation, plc

1999 Stock Option Plan (2002 Amendment and Restatement)

Table of Contents

1. **INTRODUCTION**

The Plan was established pursuant to a resolution of the Board on February 26, 1999, and it has been amended and restated by resolution of the Board on March 20, 2000, March 2, 2001 and April 29, 2002. The purpose of the Plan is to establish an employees' share scheme within the meaning of Section 2 of the Companies (Amendment) Act to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees with exceptional qualifications and (c) linking Employees directly to shareholder interests through increased share ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Options (which may constitute ISOs or NSOs).

The Plan shall be governed by, and construed in accordance with, the laws of Ireland.

2. **ADMINISTRATION**

2.1 Committee Composition. The Plan shall be administered by the Committee. The Committee shall consist of two or more directors of the Company, who shall be appointed by the Board. The Board also may appoint a separate committee of the Board, composed of one or more directors of the Company, who may administer the Plan with respect to any Employee, may grant Awards under the Plan to such Employees and may determine all terms of such Awards.

2.2 Committee Responsibilities. The Committee shall (a) select the Employees who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other conditions of such Awards, (c) interpret the Plan and (d) make all other decisions relating to the operation of the Plan. The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

3. **SHARES AVAILABLE FOR GRANTS**

3.1 Basic Limitation. Any Shares over which Options may be issued pursuant to the Plan shall be authorized but unissued shares. The Plan was adopted by the Board on February 26, 1999. The Plan was most recently amended and restated by the Board on April 29, 2002, to increase the number of Shares available for issuance under this Plan by 7,500,000 Shares to a total of 37,500,000 Shares subject to approval by the Company's shareholders at the Annual General Meeting to be held on August 19, 2002. The Company shall keep available sufficient authorized but unissued Shares to meet in full the exercise of all Options. The limitation of this Section 3.1 shall be subject to adjustment pursuant to Article 7.

3.2 Additional Shares. If any Options are forfeited or if any Options terminate for any other reason before being exercised, then Shares subject to such Options shall again become available for Awards under the Plan.

4. **ELIGIBILITY**

4.1 General Rules. Only Employees shall be eligible for designation as participants by the Committee. In addition, only Employees who are citizens or residents of the United States for federal income tax purposes and employees of the Company or a Subsidiary for federal income tax purposes at the time of grant shall be eligible for the grant of ISOs.

4.2. Ten-Percent Shareholders. An Employee who owns more than 10% of the total combined voting power of all classes of outstanding shares of the Company or any of its Subsidiaries shall not be eligible for the grant of an ISO unless the requirements set forth in section 422(c)(6) of the Code are satisfied.

5. **OPTIONS**

5.1 Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and made under the common seal of the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

5.2 Transfer of Awards. An Option shall be transferable only to the extent provided in the Stock Option Agreement. Such Agreement may permit a transfer of the Option by will or the laws of intestate succession. In the case of an NSO, such Agreement may also permit a transfer of the Option to the Optionee's spouse, children or grandchildren, to a trust established by the Optionee for the benefit of the Optionee or the Optionee's spouse, children or grandchildren, to a partnership in which the only partners are the Optionee, or the Optionee's spouse, children or grandchildren, to a limited liability company in which the only members are the Optionee, or the Optionee's spouse, children or grandchildren, but each of the above only with the prior approval of the Committee. The transferee of an Option shall agree in writing on a form prescribed by the Company to be bound by all provisions of the Stock Option Agreement.

5.3 Waiver of an Option. An Optionee may by notice in writing under his seal given within 60 days of the Date of Grant of an Option disclaim in whole or in part his or her rights under that Option in which case the Option or that portion of the Option disclaimed, shall for all purposes be deemed never to have been granted.

5.4 Number of Shares. Each Stock Option Agreement shall specify the number of Shares over which an Option may be granted and shall provide for the adjustment of such number in accordance with Article 7. An Optionee may elect, upon exercise of an Option, to acquire Ordinary Shares of the Company.

5.5 Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price under an Option shall not be less than 100% of the Market Value of a Share on the date of grant.

5.6 Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an Option shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's service.

5.7 Acceleration Upon Change in Control. The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Shares subject to such Option in the event that a Change in Control occurs with respect to the Company;

5.8 Liquidation. In the event of the Company going into liquidation all Options shall cease to be exercisable and (unless the Committee at its sole discretion shall determine otherwise) Optionees shall not be entitled to damages or other compensation of any kind.

6. PAYMENT FOR OPTION SHARES

6.1 General Rule. The entire Exercise Price of Shares issued upon exercise of Options shall be payable in cash at the time when such Shares are acquired, except in the case of an ISO or NSO granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. The Stock Option Agreement may specify that payment may be made in any form(s) described in this Article 6.

6.2 Exercise/Sale. To the extent that this Section 6.2 is applicable, payment may be made by delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

6.3 Other Forms of Payment. To the extent that this Section 6.3 is applicable, payment may be made in any other form that is consistent with applicable laws, regulations and rules.

7. ADJUSTMENT OF SHARES

7.1 Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the issued Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off (i.e., a sale of a portion of the Company's assets) or a similar occurrence having a material effect on the price of Shares, the Committee shall make appropriate adjustments in one or more of (a) the number of Shares available for future Awards under Article 3, (b) the number of Shares covered by each outstanding Option or (c) the Exercise Price under each outstanding Option. Except as provided in this Article 7, an Optionee shall have no rights by reason of any issue by the Company of shares of any class or securities convertible into shares of any class, any subdivision or consolidation of shares of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of any class.

7.2 Reorganization. In the event that the Company is a party to a merger, takeover or other reorganization, outstanding Options shall be subject to the agreement of merger or reorganization or the agreed terms of the takeover. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving company (the term "surviving company" for purposes of this Section 7.2 shall include reference to an acquiring company in a takeover situation) or its parent, or for their continuation by the Company (if the Company is a surviving company). In the event the Company is not the surviving company and the surviving company will not assume the outstanding Options, the agreement of merger, consolidation or takeover shall provide for (a) payment of a cash settlement equal to the difference per Share between the amount to be paid for one Share under such agreement and the Exercise Price, (b) the acceleration of the exercisability of such outstanding Options followed by the cancellation of Options not exercised or (c) substitution of an option in the surviving company for the Option; all in any case without the Optionees' consent. Any cancellation shall not occur earlier than 30 days after such acceleration is effective and Optionees have been notified of such acceleration.

8. LIMITATION ON RIGHTS

8.1 Retention Rights. Neither the Plan nor any Option granted under the Plan shall be deemed to give any individual a right to remain an employee or director of the Company or a Subsidiary. The Company and its Subsidiaries reserve the right to terminate the service of any employee or director at any time, with or without cause, subject to applicable laws, the Company's Memorandum and Articles of Association and a written employment agreement (if any).

8.2 Shareholders' Rights. An Optionee shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Shares covered by his or her Award prior to filing the proper Notice of Exercise and tendering the Exercise Price for such Shares. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Notice of Exercise and tender of Exercise Price is given, except as expressly provided in Article 7.

8.3 Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

9. TAXES

If tax obligations arise under federal, state, local or foreign law in connection with any transaction under the Plan, then the Optionee, beneficiary or other person who is subject to such obligations shall make arrangements satisfactory to the Company to meet such obligations. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

10. FUTURE OF THE PLAN

10.1 Term of the Plan. The Plan, as set forth herein, became effective February 26, 1999 and has been amended and restated effective April 29, 2002 subject to the approval of the Company's shareholders at the annual meeting on August 19, 2002. The Plan shall remain in effect until it is terminated under Section 10.2, except that no Option shall be granted after February 26, 2009.

10.2 Amendment or Termination. The Board may, at any time and for any reason, amend or terminate the Plan. An amendment of the Plan shall be subject to the approval of the Company's shareholders only to the extent required by applicable laws, regulations or rules. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Option previously granted under the Plan. Notwithstanding such termination, the Company shall continue to act, administer and manage the Plan in accordance with its terms.

11. DEFINITIONS

11.1 "Award" means any award of an Option under the Plan.

11.2 "Board" means the Company's Board of Directors, as constituted from time to time.

11.3 "Change in Control" means:

(a) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization;

(b) The sale, transfer or other disposition of all or substantially all of the Company's assets;

(c) A change in the composition of the Board, as a result of which fewer than 50% of the incumbent directors are directors who either (i) had been directors of the Company on the date 24 months prior to the date of the event that may constitute a Change in Control (the "original directors") or (ii) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or

(d) Any transaction as a result of which any person is the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company's then outstanding voting securities (e.g., issued shares). For purposes of this Subsection (d), the term "person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Subsidiary and (ii) a company owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Ordinary Shares of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's issued shares immediately before such transaction.

11.4 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

11.5 "Committee" means a committee of the Board, as described in Article 2.

11.6 "Company" means Elan Corporation, plc, an Irish company.

11.7 "Date of Grant" means the date on which an Option is granted under the common seal of the Company under the Plan

11.8 "Employee" means (a) a non-temporary employee of the Company or of a Subsidiary, as determined by the Committee and (b) a director holding a salaried employment or office of the Company or any Subsidiary.

11.9 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

11.10 "Exercise Price" means the amount for which one Share may be acquired upon exercise of an Option, as specified in th applicable Stock Option Agreement (as may be adjusted under section 7.1).

11.11 "ISO" means an incentive stock option described in section 422(b) of the Code.

11.12 "Internal Revenue Service" means the U.S. Internal Revenue Service.

11.13 "Market Value" means the market price of Shares, determined by the Committee as follows:

(a) If Shares were traded on a stock exchange on the date in question, then the Market Value shall be equal to the highe of par and the closing price reported for such date by the applicable composite-transactions report; and

(b) If (a) is not applicable, then the Market Value shall be determined by the Committee in good faith on such basis as i deems appropriate but shall not be less than the par value of a Share.

Whenever possible, the determination of Market Value by the Committee shall be based on the prices reported in Th Wall Street Journal, Eastern Edition, USA. Such determination shall be conclusive and binding on all persons.

11.14 "NSO" means an employee stock option not described in sections 422 or 423 of the Code.

11.15 "Option" means an ISO or NSO granted under the Plan and entitling the holder to purchase by way of subscription (a such term is understood under Irish law) Shares.

11.16 "Optionee" means an individual, estate or other entity who holds an Option.

11.17 "Ordinary Share" means one ordinary share of 5 Euro cents in the capital of the Company.

11.18 "Plan" means this Elan Corporation, plc 1999 Stock Option Plan, as it may be amended from time to time.

11.19 "Securities and Exchange Commission" means the U.S. Securities and Exchange Commission.

11.20 "Share" means one ordinary share of 5 Euro cents in the capital of the Company as represented by one America Depositary Share and as evidenced by an American Depositary Receipt.

11.21 "Stock Option Agreement" means the agreement between the Company and an Optionee which contains the term conditions and restrictions pertaining to his or her Option.

11.22 "Subsidiary" means any company, if the Company and/or one or more other Subsidiaries own not less than 50% of th total combined voting power of all classes of outstanding stock (e.g., issued shares) of such company. A company th attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing a of such date.

12. EXECUTION

To record the adoption of the Plan by the Board, the Company has caused its duly authorized officer to execute the Pla on behalf of the Company.

Elan Corporation, Plc

Lincoln House, Lincoln Place,
Dublin 2, Ireland.
Web: www.elan.com

It's in everything we do.

ELN Listed NYSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: July 29, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: July 29, 2002